UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                               The Brink's Company
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                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
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                         (Title of Class of Securities)

                                    109696104
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                                 (CUSIP Number)

                              Thomas R. Hudson Jr.
                               Pirate Capital LLC
                        200 Connecticut Avenue, 4th Floor
                                Norwalk, CT 06854
                                 (203) 854-1100
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 7, 2007
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                          (Date of Event which Requires
                            Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 2 OF 5 PAGES
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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               PIRATE CAPITAL LLC
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      AF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                      |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8     SHARED VOTING POWER
  SHARES
BENEFICIALLY            2,186,238
  OWNED BY        --------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,186,238
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      2,186,238
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
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14    TYPE OF REPORTING PERSON*

      IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 3 OF 5 PAGES
-------------------                                            -----------------

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1     NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              THOMAS R. HUDSON JR.
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                        (b) |X|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        -0-
                  --------------------------------------------------------------
 NUMBER OF        8      SHARED VOTING POWER
  SHARES
BENEFICIALLY            2,186,238
  OWNED BY        --------------------------------------------------------------
    EACH          9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH             -0-
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,186,238
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

      2,186,238
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      4.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 4 OF 5 PAGES
-------------------                                            -----------------

The Schedule 13D filed on February 17, 2006 by Pirate Capital LLC, a Delaware limited liability company ("Pirate Capital"), and Thomas R. Hudson Jr. (together, the "Reporting Persons"), relating to the shares of common stock, $1.00 par value ("Shares"), of The Brink's Company (the "Issuer"), as amended by Amendment No. 1 on August 9, 2006, Amendment No. 2 on November 21, 2006, Amendment No. 3 on December 18, 2006, Amendment No. 4 on January 4, 2007, and Amendment No. 5 on February 9, 2007, and Amendment No. 6 on February 15, 2007, is hereby amended by this Amendment No. 7 to the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is hereby amended and restated as follows:

Funds for the purchase of the Shares reported herein were derived from available capital of the Holders (as defined below). A total of approximately $87,968,903 was paid to acquire such Shares.

ITEM 4. PURPOSE OF TRANSACTION

On August 7, 2007, Pirate Capital delivered a letter (the "August 7 Letter") to Michael T. Dan, the Chairman and Chief Executive Officer of the Issuer. The Letter, among other things, reported the results of a survey undertaken on behalf of Pirate Capital by D.F. King & Co., Inc. with respect to the corporate strategy of the Issuer. A copy of the August 7 Letter is attached hereto as Exhibit J and incorporated herein by reference. On August 8, 2007, the Jolly Roger Offshore Fund LTD (the "Offshore Fund") made a distribution to shareholders of the Offshore Fund of their pro rata ownership through the Offshore Fund of an aggregate of 1,992,992 Shares pursuant to second quarter redemptions.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

Paragraphs (a), (b) and (e) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

      (a) The Reporting Persons beneficially own 2,186,238 Shares, constituting approximately 4.5% of the Shares outstanding.

      The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 48,496,179 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007.

      (b) By virtue of its position as general partner of Jolly Roger Fund LP, Pirate Capital has the power to vote or direct the voting, and to dispose or direct the disposition of, all of the 362,382 Shares held by Jolly Roger Fund LP. By virtue of agreements with Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD (together with Jolly Roger Fund LP, the "Holders"), Pirate Capital LLC has the power to vote or direct the voting, and to dispose or direct the disposition, of all of the 1,823,856 Shares held by Jolly Roger Offshore Fund LTD and Jolly Roger Activist Portfolio Company LTD. By virtue of his position as sole Manager of Pirate Capital, Thomas R. Hudson Jr. is deemed to have shared voting power and shared dispositive power with respect to all Shares as to which Pirate Capital has voting power or dispositive power. Accordingly, Pirate Capital and Thomas R. Hudson Jr. are deemed to have shared voting and shared dispositive power with respect to an aggregate of 2,186,238 Shares.

      (e) August 8, 2007.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006 (previously filed)

Exhibit D - Shareholder notification letter, dated November 21, 2006 (previously filed)

Exhibit E - Demand letter, dated November 21, 2006 (previously filed)

Exhibit F - Letter to the board of directors, dated January 4, 2007 (previously filed)

Exhibit G - Nomination letter, dated January 4, 2007 (previously filed)

Exhibit H - Agreement with Issuer, dated February 8, 2007 (previously filed)

Exhibit I - Joint Press Release, dated February 8, 2007 (previously filed)

Exhibit J - Letter to the chief executive officer, dated August 7, 2007

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CUSIP NO. 109696104               SCHEDULE 13D                 PAGE 5 OF 5 PAGES
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                                   SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2007

                                        PIRATE CAPITAL LLC

                                        By: /s/ Thomas R. Hudson Jr.
                                            ---------------------------
                                            Name:  Thomas R. Hudson Jr.
                                            Title: Manager

                                        /s/ Thomas R. Hudson Jr.
                                        ------------------------------
                                        Thomas R. Hudson Jr.

                                  EXHIBIT INDEX

Exhibit A - Joint Acquisition Statement, dated February 17, 2006 (previously filed)

Exhibit B - Letter to the board of directors, dated August 8, 2006 (previously filed)

Exhibit C - Letter to the board of directors, dated November 21, 2006 (previously filed)

Exhibit D - Shareholder notification letter, dated November 21, 2006 (previously filed)

Exhibit E - Demand letter, dated November 21, 2006 (previously filed)

Exhibit F - Letter to the board of directors, dated January 4, 2007 (previously filed)

Exhibit G - Nomination letter, dated January 4, 2007 (previously filed)

Exhibit H - Agreement with Issuer, dated February 8, 2007 (previously filed)

Exhibit I - Joint Press Release, dated February 8, 2007 (previously filed)

Exhibit J - Letter to the chief executive officer, dated August 7, 2007

EXHIBIT J

August 7, 2007

VIA E-MAIL AND FIRST CLASS MAIL

Michael T. Dan
President, Chief Executive Officer
      and Chairman of the Board
The Brink's Company
1801 Bayberry Court
P.O. Box 18100 Richmond, VA 23226-8100

Re:   Brink's Shareholders

Dear Michael:

Pirate Capital LLC, at considerable expense, hired D.F. King & Co., Inc. ("DF King") to conduct a survey (based on best available public information) of the 100 largest shareholders of The Brink's Company ("Brink's") to determine the extent of shareholder interest in having Brink's separated into two publicly traded companies through a tax-free split-up. While a sale of the company, as opposed to a tax-free split-up, could be more lucrative to you under your change in control agreement with Brink's, potentially enriching you with millions of dollars, I believe the survey is conclusive as to the large shareholder preference for a split-up. Based on the survey (excluding quantitative/indexed shareholders that could not take part), DF King concluded that a majority of the shareholders surveyed supported a tax-free split-up. A summary of the survey provided by DF King is attached as Appendix A. I think it is reasonable to assume that if you, as Chief Executive Officer and Chairman of the Board of Brink's, do not now pursue such a strategy with the board, that other shareholders may consider voting you off the board at the 2008 annual meeting. Maybe if you spent less time driving around in company provided cars, flying around in corporate aircraft, or golfing at the corporate golf course, and instead focused on listening to the owners of the company (the shareholders), you would be able to move the company strategically in the direction apparently favored by shareholders.

Brink's latest earnings release and your public comments stating that you "live inside the house," and suggesting that you had superior knowledge as to why only the status quo was an appropriate course of action for Brink's at this time (without giving any meaningful proof of that) is insulting to all shareholders. The shareholders of Brink's deserve to know why you (and/or the board) do not support a split-up of the company at this time given the shareholder analyses provided to you showing that such a split could significantly increase Brink's' share price.

You have publicly stated the board utilized the services of multiple advisors to reach the conclusion not to split the company at this time. Given that this outcome is inconsistent with the calls from the shareholder base to split the company, I believe that you should immediately release the advisor analyses to your shareholders (via a public filing) along with any presentations that may have been made to the board by these advisors. If there is any information that is truly sensitive to Brink's from a competitive standpoint, that information could easily be redacted. If the board, as you have publicly stated, truly analyzed multiple options for Brink's (which certainly would have included a split of the company), then publicly release the range of values (both trading and acquisition values if applicable) these advisors concluded would be possible for Brink's to achieve as two publicly traded entities. What are you afraid of Michael? If you and/or the board have decided the company should maintain the status quo then I believe you have an obligation to the shareholders (owners) of Brink's to tell them why (in detail, with supporting presentations) you wish to continue operating Brink's as a single entity and not pursue a simple split-up of the company to eliminate the conglomerate discount the company now suffers from.

These are not rhetorical questions Michael. I and the rest of the shareholder base deserve answers.

Respectfully,


/s/ Thomas R. Hudson Jr.

Thomas R. Hudson Jr.
Manager

cc:   Board of Directors

APPENDIX A

Memorandum

To:   Thomas R. Hudson, Jr.

From: [D.F. King]

Date: July 10, 2007

Re:   The Brink's Company Survey

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D.F. King has conducted a survey on behalf of Pirate Capital LLC of The Brink's
Company's ("Brink's") top 100 shareholders to determine the level of support for the recommendation put forth in MMI's recent report that Brink's should be split up into two separate publicly traded companies through a tax-free split-up(1).

Each investor contacted was asked whether or not they supported a tax-free split-up of Brink's, as outlined in MMI's recent presentation and asked if they supported the examination of a tax-free split-up by the Brink's Board of Directors.

The investors surveyed represented 90.17% of the outstanding shares. Holders representing 49.4% of the shares surveyed (or 44.55% of the outstanding shares) indicated that they were in favor of Brink's being split into two separate publicly traded companies through a tax-free split-up. Holders representing 66.95% of the shares surveyed (or 60.37% of the outstanding shares) indicated that they were in favor of the examination of a tax-free split-up by the Brink's Board of Directors. Please keep in mind that there were quite a few quantitative/indexed shareholders that could not take part in the survey (i.e. [quantitative/indexed shareholders] holding 2.81%, 2.50% and 1.13% of the outstanding shares respectively) as there is no analytical coverage of securities held and their internal investment/corporate action committees will only speak with respect to public corporate actions for legal and compliance reasons. Excluding such quantitative/indexed investors from the sample pool would have resulted in a majority of the shares surveyed supporting a tax-free split-up. Most of the feedback received from institutional investors questioned why the Board wouldn't review an idea put forth by one of its largest shareholders and supported by other large shareholders. We also encountered a few investors who divested their holdings in Brink's because of fear that the company would not split up the two entities.

From the survey results and qualitative feedback received from the top 100 shareholders of Brink's, we have concluded that there is broad-based support of a potential tax-free split-up of the company, as well as overwhelming support for an examination by the Brink's Board of Directors of a tax-free split-up.

Please note that if you or any other member of the Brink's Board of Directors has any questions with respect to the survey we have conducted, we would willing to answer any questions you have telephonically, via e-mail or in person.

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      (1) D.F. King informed each institution called that Pirate Capital is not proposing to act in concert or otherwise form a group and is not recommending that any institution take any particular action, nor is Pirate Capital initiating, soliciting votes for, or otherwise influencing any person with respect to any shareholder proposal.